SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)




                               Patriot Gold Corp.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   70337F 10 3
                                 (CUSIP Number)

                                 Bruce Johnstone
                102 Donaghy Avenue, North Vancouver, B.C. Canada
                                Tel: 604-250-5121
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 2004
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25383R104                    13D                                Page 2

--------- ----------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Bruce Johnstone
--------- ----------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) [_]
                    (b) [_]
--------- ----------------------------------------------------------------------
3          SEC USE ONLY
--------- ----------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
          Canadian
--------------------------------- ----- ----------------------------------------
                                   7     SOLE VOTING POWER
                                             4,500,000 shares
Number of                         ----- ----------------------------------------
Shares                             8     SHARED VOTING POWER
Beneficially                                 0 shares
Owned By                          ----- ----------------------------------------
Each                               9     SOLE DISPOSITIVE POWER
Reporting                                    4,500,000 shares
Person                            ----- ----------------------------------------
With                               10     SHARED DISPOSITIVE POWER
                                             0 shares
--------------------------------- ----- ----------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          4,500,000
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.23%
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                    IN
--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

** See explanation contained herein

Item 5 of the Schedule 13D which was filed by Bruce Johnstone (the "Reporting Person") on October 20, 2003 (the "Schedule 13D") is hereby amended by deleting said Item in its entirety and replacing it with the following:

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person is the beneficial owner of 4,500,000 shares of common stock, or approximately 16.23% of the issued and outstanding shares of common stock of the Issuer.

         (b) The Reporting Person has the sole power to vote or direct the vote and the sole power the dispose or direct the disposition of all of the shares of common stock of the Issuer currently owned by it.

         (c) On or about January 22, 2004, the Reporting Person transferred 9,000,000 shares of his common stock to each of the three directors of the Issuer.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.


Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereto:

         On January 22, 2004, the Reporting Person waived any rights he had to have his shares of Common Stock included in the next Registration Statement to be filed by the Issuer. The Issuer agreed that it will use its best efforts to file with the SEC a Registration Statement on Form SB-2 covering the resale by the Reporting Person of all his shares of Common Stock prior to December 31, 2004.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2004



                                                             /s/ Bruce Johnstone
                                                                 Bruce Johnstone







Attention: Intentional  misstatements  or omissions of fact  constitute  Federal criminal violations (See 18 U.S.C. 1001)